

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Daniel J. O'Connor
Chief Executive Officer
Advaxis, Inc.
305 College Road East
Princeton, NJ 08540

> **Re: Advaxis, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on February 14, 2014**
> **File No. 001-36138**

Dear Mr. O'Connor:

This letter is to confirm that we have completed our review of your filing, as we communicated to you telephonically on February 24, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director